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                                                               January 26, 2007
Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546



Re:   Toyota Motor Corporation
      Form 20-F for Fiscal Year Ended March 31, 2006
      Filed June 26, 2006
      Response Letters Dated September 22, 2006, November 6, 2006
      File No. 1-14948

Dear Ms. Blye:

           I refer to your letter to Mr. Fujio Cho, dated December 15, 2006, relating to Toyota Motor Corporation's ("Toyota") response letters dated September 22, 2006 and November 6, 2006.

           Set forth below is our response to your request for supplemental information relating to Toyota's operations in or contacts with Sudan.

           Toyota does not have any direct operations in or direct contacts with Sudan. Toyota's sales to Sudan are made indirectly through two companies, one of which is a Toyota affiliate, which, in turn, make sales to a non-affiliated company in Sudan that, to Toyota's knowledge, is not controlled by the government of Sudan. None of the government of Sudan or, to Toyota's knowledge, entities controlled by the government of Sudan receives cash from Toyota or act as intermediaries in connection with Toyota's operations. Toyota does not have any authorized dealers in Sudan.

           Toyota's indirect sales to Sudan are immaterial. During the fiscal year ended March 31, 2006, Toyota's net sales in Sudan amounted to approximately (Y)8.3 billion, almost all of which were sales of vehicles, representing approximately 0.039% of Toyota's consolidated net sales of
(Y)21,036.9 billion during that year. The other products sold in Sudan, which represented approximately (Y)0.2 billion of the total of approximately (Y)8.3 billion, consisted entirely of automotive parts for vehicles. To the best of our knowledge, understanding or belief, these automotive parts for vehicles do not involve dual-use technologies. Toyota's net sales in Sudan were lower in the fiscal years ended March 31, 2004 and 2005. Toyota does not have any assets or liabilities associated with Sudan. Toyota does not currently anticipate any significant change in its contacts with and sales to Sudan.


           From a qualitative perspective, to our knowledge, we do not believe Toyota's operations associated with Sudan have had any significant adverse impact on Toyota's business reputation or share value or that they constitute any material investment risk for our security holders. We also believe that our investors will understand that we have no control over how vehicles are ultimately used and will therefore not consider the reports to which you referred in your letter to have a material adverse effect on Toyota's reputation or share value.

           In considering materiality, we have considered U.S. sanctions legislation and we note the fact that certain U.S. states have adopted, and additional states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. We have also considered that certain U.S. academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan, as well as the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Sudan.

           Consequently, Toyota believes, taking into consideration both quantitative and qualitative factors, that its indirect sales in Sudan are not material and do not constitute a material investment risk to its shareholders.

                     Please do not hesitate to contact me if you have additional questions or require additional information.



           Very truly yours,




                        /S/ MITSUO KINOSHITA
                        Name:  Mitsuo Kinoshita
                        Title:     Executive Vice President, Member of the Board




cc: James Lopez (Office of Global Security Risk)
    Letty Lynn (Division of Corporation Finance)
    Michael Fay (Division of Corporation Finance)

    Masahisa Ikeda (Shearman & Sterling LLP)